Exhibit 99.8

CONSENT OF AUTHOR

Keyvan Salehi, P.Eng, MBA

VP Corporate Development – Mountain Province Diamonds Inc.

161 Bay Street Suite 1410

Toronto ON M5J 2S1

Re: Mountain Province Diamonds Inc.’s Incorporation by Reference of the “2019 Technical Report”, “Gahcho Kué Mine: NI 43-101 Technical Report NWT Canada” as dated March 1, 2020, with effective date December 31, 2019 and inclusion of references to the 2019 Technical Report in the Company’s Form 40-F for the year ended December 31, 2019.

I, Keyvan Salehi, P.Eng., MBA, consent to the incorporation by reference of extracts of the 2019 Technical Report entitled “Gahcho Kué Mine: NI 43-101 Technical Report NWT Canada” as dated March 1, 2020, with effective date December 31, 2019 and inclusion of references to the 2019 Technical Report in the Company’s Form 40-F for the year ended December 31, 2019.

I consent to extracts from, or a summary of, the 2019 Technical Report in Item 4D from sub-headings Extracts from Technical Report, (the “relevant sections”) of Mountain Province Diamonds Inc.’s Form 40F filing with the Securities and Exchange Commission, for the year ended December 31, 2019.

I confirm that I have read the relevant sections of the Form 40F filing for Mountain Province Diamonds Inc. for the year ended December 31, 2019, and that it fairly and accurately represents the information in the Technical Report that supports the disclosure.

Dated this 23rd day of March, 2020.

/s/ Keyvan Salehi, P.Eng. MBA

Signature of Qualified Person

Keyvan Salehi, P.Eng. MBA

Name of Qualified Person